UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

HECHO ESENCIAL (Notice of Essential Event)

CCU ESTABLISHES PARTNERSHIP WITH GRUPO POSTOBÓN TO ENTER THE BEER MARKET IN COLOMBIA

(Santiago, Chile, November 10th, 2014) – As of today, CCU directly and through its Chilean subsidiary CCU Inversiones II Ltda, signed with the Colombian entity Postobón S.A. and its related vehicles ("Postobón"), hereinafter referred to jointly as the "Parties", a series of contracts and agreements, by which they have agreed to initiate a joint operation for the manufacturing, commercialization and distribution of beer and malt based non-alcoholic beverages in Colombia (the "Business").

Postobón is a group of companies belonging to the Colombian organization Ardila Lülle, which gathers various enterprises engaged in the production and transformation of goods and services in the areas of soft drinks, sugar mills, communications, packaging, agribusiness, insurance, sports and car distribution, among others.

The general terms of the joint operation (the "Transaction"), are the following:

1st DESCRIPTION OF THE TRANSACTION:

a) CCU, directly and through its subsidiaries, and Postobón have established a joint operation through a company named Central Cervecera de Colombia S.A.S. (the "Company"), in which CCU and Postobón participate as equal shareholders. The objective of the Company is the operation of the Business. The Parties will invest in the Company an approximate amount of US$ 400,000,000 (four hundred million United States Dollars), following a gradual investment plan conditioned to the fulfillment of certain milestones. The partnership involves the construction of a beer production plant, with an total capacity of 3,000,000 hectoliters.

b) The transaction has been materialized through the following contracts and agreements (the "Transaction Documents"):

i. An Investment Framework Agreement.
ii. A Shareholders Agreement which considers the usual clauses for these kind of documents, such as restrictions to the transfer of shares and preference rights; tag along right and options; change of control provisions; corporate governance guidelines; specific board matters; non-competition protections; confidentiality and termination.
iii. A long-term logistics and distribution contract and a sales contract ruling services to provided by Postobón to the Company.
iv. Trademark license agreements from the Parties to the Company.

v. Shared services agreements ruling services to be provided by Postobón to the Company.
vi. Heineken has granted the Company an exclusive contract for the import, production and distribution of Heineken products in Colombia.

2nd STATE OF TRANSACTION:
The Parties have signed the Transaction documents on the date hereof.

3rd ESTIMATED TIME TO EXECUTE THE TRANSACTION:
Within the next days, the Parties shall ask for the required authorizations for certain acts or operations related to the Transaction, according to the Colombian law.

4th EFFECTS OF TRANSACTION IN CCU’s RESULTS:
Preliminarily, with the information evaluated by the Board of Directors, it has been considered that this transaction would derive in significant benefits for CCU since it involves the beginning of a brewing endeavor in a market with great potential as Colombia, which is part of CCU’s target geographies according to its Strategic Plan. Colombia is a market of approximately 23 million hectoliters of beer and malt, with a beer per capita consumption of 48 liters, in which the leader holds a 99% market share, and constitutes a territory of an extremely interesting development potential. Postobón owns a distribution network that reaches approximately 490,000 customers directly all over the country, characteristic that turns out to be a material strategic advantage.

The Board of Directors considered that the materialization of this Transaction constitutes a Notice of Essential Event for CCU, as it considers significant investments focused towards the expansion of the business in Latin America, keeping consistency with the defined and extensively disclosed Strategic Plan.

CCU is a diversified beverage company operating principally in Chile, Argentina, Uruguay, Paraguay and Bolivia. CCU is the largest Chilean brewer, the second-largest Chilean soft drinks producer and the largest Chilean water and nectar producer, the second-largest Argentine brewer, the second-largest Chilean wine producer and the largest pisco distributor. It also participates in the HOD, rum and confectionery industries in Chile, in the beer, water and soft drinks industries in Uruguay, and in the soft drinks, water and nectar industries and beer distribution in Paraguay and Bolivia. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Schweppes Holdings Limited, Guinness Brewing Worldwide Limited, Société des Produits Nestlé S.A., Pernod Ricard and Compañía Pisquera Bauzá S.A.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: November 10, 2014